 EMAGIN CORPORATION
3006 Northup Way, Suite 103,
Bellevue, WA 98004

September 17, 2010

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	eMagin Corporation (the “Company”)
Registration Statement on Form S-3/A
Filed September 8, 2010
File No. 333-144865

Ladies and Gentlemen:

The Company previously filed the above-referenced Post-Effective Amendment on Form S-3/A registration statement and hereby request that such filing be withdrawn at your earliest convenience. The Company requests this withdrawal as the registration statement was incorrectly filed as an S-3/A rather than as a POS AM. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Richard A. Friedman, Esq., of Sichenzia Ross Friedman Ference LLP, the Company’s attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

eMagin Corporation

By:	/s/ Paul Campbell
Paul Campbell
Chief Financial Officer